UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
           Washington, D.C. 20549
                                                     OMB Number:       3235-0287
                   FORM 4                            Expires: September 30, 1998
                                                     Estimated average burden
  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP       hours per response      0.5


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Flowers  J.      Christopher
   (Last)  (First)  (Middle)

   One Rockefeller Plaza, 32nd Floor
   (Street)

   New York  New York  10020
   (City)    (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Enstar Group, Inc. (The)
   ESGR

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   December 1998

5. If Amendment, Date of Original


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                                /X/ 10% Owner
   /X/ Officer (give title below)              / / Other (specify below)

   Vice Chairman of the Board of Directors

7. Individual or Joint/Group Filing (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                   12/18/98     P               1,158,860    A   $12.94375     1,234,055       D
                                                                             (01)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).
                                                                          (Over)
                                                                 SEC 1474 (7-96)

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Stock Option                                                                                                     02       01/01/07
(right to buy)                            $10.8125

Stock Units                               1-for-1      10/01/98     A        V      377.3585                     03       03

Stock Units                               1-for-1      10/06/98     A        V      191.3876                     03       03

Stock Units                               1-for-1      10/12/98     A        V       78.0488                     03       03

Stock Units                               1-for-1      10/30/98     A        V       67.2269                     03       03

                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Stock Option                 Common Stock                 25,000                      25,000              D
(right to buy)

Stock Units                  Common Stock                 377.3585     $13.2500                           D

Stock Units                  Common Stock                 191.3876     $13.0625                           D

Stock Units                  Common Stock                 78.0488      $12.8125                           D

Stock Units                  Common Stock                 67.2269      $14.8750       2,915.3979          D

Explanation of Responses:

01: In consideration for the shares, the Reporting Person delivered to The Enstar Group, Inc. an unsecured, full recourse promissory note for an original aggregate principal amount of $15,000,000 bearing interest at 4.06% per annum, maturing on December 18, 2000 and requiring quarterly interest payments.

02: These options were granted to the Reporting Person pursuant to The Enstar Group, Inc. 1997 Amended Outside Directors' Stock
Option Plan. The options become exercisable in five equal installments on 06/30/97, 01/01/98, 01/01/99, 01/01/00 and 01/01/01.

03: These stock units were accrued under The Enstar Group, Inc. Deferred Compensation and Stock Plan for Non-Employee Directors and
are to be settled in a lump sum distribution within 30 days after the termination of the Reporting Person's services on the Board of
Directors.

*
* Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  /s/ J. Christopher Flowers                 January 5, 1999
 --------------------------------------    --------------------
  **Signature of Reporting Person                   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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SEC 1474 (7-96)